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                                                         February 17, 1998


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

    Re: File No. 070-07795



Commissioners:

            On November 14, 1997, IES Industries Inc. filed with your Commission Amendment No. 2 to the Application/Declaration on Form U-1.


            IES Industries Inc. hereby withdraws the Amendment No. 2 to the Application/Declaration on Form U-1 in File No. 070-07795 on November 14.

                                           Very truly yours,

                                           /s/ STEPHEN SOUTHWICK
                                           ----------------------
                                               Stephen Southwick
                                               Vice President, General Counsel
                                                & Secretary